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September 13, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Christopher Dunham Ms. Barbara Jacobs Division of Corporation Finance Disclosure Review Program

Re:	Advanced Micro Devices, Inc. Definitive Proxy Statement on Schedule 14A Filed on March 31, 2022 File No. 001-07882

Dear Mr. Dunham and Ms. Jacobs:
This letter sets forth the responses of Advanced Micro Devices, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 2, 2022 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A (the “2022 Proxy Statement”) filed with the Commission on March 31, 2022.
For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below and followed by the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Proxy Statement on Schedule 14A relating to its 2023 annual meeting of stockholders, in lieu of filing amendments to its 2022 Proxy Statement.
Definitive Proxy Statement on Schedule 14A, filed March 31, 2022
General

Securities and Exchange Commission
September 13, 2022

1.Please expand your discussion to address how the experience of your Lead Director is brought to bear in connection with your board’s role in risk oversight.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion to address how the experience of the Lead Director of the Company’s Board of Directors (the “Board”) is brought to bear in connection with the Board’s role in risk oversight.
2.Please expand upon the role that your Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Director of the Board may:
•require board consideration of, and/or override your CEO on, any risk matters; or
•provide input on design of the board itself.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion of the role of the Lead Director of the Board in the leadership of the Board, including the Board’s consideration of risk matters and in the design of the Board itself.
3.Please expand upon how your board administers its risk oversight function. For example, please disclose:
•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks;
•whether you have a Chief Compliance Officer and to whom this position reports; and
•how your risk oversight process aligns with your disclosure controls and procedures.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand on the Board’s administration of its risk oversight function, including the timeframe for risk evaluation and application of different oversight standards, the role of outside advisors and experts and the Company’s management in identifying potential threats and risks, identifying the Company’s Chief Compliance Officer and the reporting structure for the Chief Compliance Officer, and the connection between the risk oversight process and the Company’s disclosure controls and procedures.

Securities and Exchange Commission
September 13, 2022

    Should you have any questions or comments with respect to the above, please do not hesitate to contact Mr. Harry Wolin, Advanced Micro Devices, Inc. General Counsel, at (512) 602-0418.

Very truly yours, /s/ Devinder Kumar Devinder Kumar Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Harry Wolin, Advanced Micro Devices, Inc.
Darla Smith, Advanced Micro Devices, Inc.
Linda Lam, Advanced Micro Devices, Inc.
Tad J. Freese, Latham & Watkins LLP